Exhibit 21.1

Subsidiaries of Vinco Ventures, Inc.
Subsidiary	State or Jurisdiction
of Incorporation
Ferguson Containers, Inc.	New Jersey
S.R.M. Entertainment Limited	Hong Kong
Edison Nation Holdings, LLC	North Carolina
Edison Nation, LLC	North Carolina
Safe TV Shop, LLC	North Carolina
Everyday Edisons, LLC	North Carolina
Cloud B, Inc.	California
Cloud B Limited	United Kingdom
Cloud B Party Limited	Australia
Pirasta, LLC	New York
Best Party Concepts, LLC	Delaware
CBAV1, LLC	Nevada
Vinco Shared Services, LLC	Nevada
Cryptyde, Inc.	Delaware
Cryptyde Shares Services, Inc.	Nevada
Honey Badger Media LLC	Nevada
EVNT Platform LLC d/b/a Emmersive Entertainment	Nevada
BlockHiro, LLC	Nevada
ZVV Media Partners, LLC (50% voting membership interest)	Delaware
Best Party Concepts, LLC (50% membership interest)	Delaware
Global Clean Solutions, LLC (75% membership interest)	Nevada
CW Machines, LLC (51% voting membership interest)	Nevada
TBD Safety, LLC	Delaware